Exhibit 99.1

KNOT Offshore Partners LP

2013 Annual Meeting Results Notification

KNOT Offshore Partners LP (the “Partnership”) advises that the 2013 Annual Meeting of the limited partners (the “Limited Partners”) of the Partnership was held on June 25, 2013, at 3 p.m. UK time, at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. The following proposals were adopted:

1.	To elect Edward Andrew Waryas, Jr. as a Class I Director of the Partnership whose term will expire at the 2014 Annual Meeting of Limited Partners;

2.	To elect Andrew Beveridge as a Class II Director of the Partnership whose term will expire at the 2015 Annual Meeting of Limited Partners;

3.	To elect John Costain as a Class III Director of the Partnership whose term will expire at the 2016 Annual Meeting of Limited Partners;

4.	To elect Hans Petter Aas as a Class IV Director of the Partnership whose term will expire at the 2017 Annual Meeting of Limited Partners.

KNOT Offshore Partners LP

ABERDEEN, ABERDEENSHIRE

UNITED KINGDOM

June 25, 2013